UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2006

KOWLOON-CANTON RAILWAY CORPORATION

(Translation of registrant’s name into English)

KCRC House, 9 Lok King Street, Fo Tan, Sha Tin, New Territories, Hong Kong

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-                    .]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOWLOON-CANTON RAILWAY CORPORATION

Date 10 August 2006	By	/s/ Jeffrey Cheung
	Name:	Jeffrey Cheung
	Title:	Deputy Director-Finance

Kowloon-Canton Railway Corporation

Consolidated Income Statement (HK$ million)

for the half-year ended 30 June 2006 (Unaudited)

Year-ended 31 Dec 2005		Half-year ended
		30 Jun 2006	30 Jun 2005 (note)
(Audited)		(Unaudited)
4,440	Fare revenue	2,238	2,140
943	Freight, rental, advertising and other revenue	498	457

5,383	Total revenue	2,736	2,597
3,145	Less: Operating costs before depreciation	1,525	1,429

2,238	Operating profit before depreciation	1,211	1,168
2,140	Depreciation	1,077	990

98	Operating profit before net interest and finance income/expenses	134	178
(298)	Net interest and finance income/(expenses)	(147)	(167)

(200)	Profit/(loss) after depreciation, net interest and finance income/expenses	(13)	11
400	Gains/(losses) on changes in fair value of derivative financial instruments and hedged borrowings	(112)	—
171	Valuation gains on investment properties	43	—
15	Share of profit of associate	11	12

386	Profit before taxation	(71)	23
(69)	Income tax	18	(6)

317	Profit/(loss) for the period wholly attributable to the sole shareholder of the Corporation	(53)	17

Note:	The results for the half-year ended 30 June 2005 have not been retrospectively adjusted to take into account the implementation of the new accounting standards as it is impractical to do so.

Kowloon-Canton Railway Corporation

Consolidated Balance Sheet (HK$ million)

As at 30 June 2006 (Unaudited)

As at 31 Dec 2005		As at 30 Jun 2006	As at 30 Jun 2005 (note)
(Audited)		Unaudited
	ASSETS
61,298	Fixed Assets	60,513	66,849
5,645	Interest in leasehold land held for own use under operating leases	5,573	—
8,648	Construction in progress - East Rail Extensions	9,474	8,092
1,763	- Others	2,409	522
1,210	Deferred expenditure	1,236	1,628
1,537	Properties under development	446	1,830
72	Interest in associate	83	67
684	Loans to third party	—	718
3,863	Loan to non-controlled subsidiary	4,049	3,731
129	Derivative financial assets	73	—
449	Investments	—	1,800
343	Stores and spares	379	333
717	Interest and other receivables	509	775
3,394	Cash and cash equivalents	3,793	4,100

89,752		88,537	90,445

	LIABILITIES
2,803	Interest and other payables	2,744	2,928
3,038	Accrued charges and provisions for capital projects	2,295	3,320
684	Lease payable	—	702
361	Derivative financial liabilities	491	—
19,474	Interest-bearing borrowings	19,265	19,602
541	Deferred income	962	684
3,198	Deferred tax liabilities	3,178	3,216

30,099		28,935	30,452

59,653	NET ASSETS	59,602	59,993

	CAPITAL AND RESERVES
39,120	Share capital	39,120	39,120
20,533	Reserves	20,482	20,873

59,653		59,602	59,993

Note:	The results for the half-year ended 30 June 2005 have not been retrospectively adjusted to take into account the implementation of the new accounting standards as it is impractical to do so.